

10010535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number   001-14905

**Burlington Northern Santa Fe
Investment and Retirement Plan**

**2650 Lou Menk Drive
Fort Worth, Texas 76131-2830**

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

**BERKSHIRE HATHAWAY INC.
3555 Farnam Street
Omaha, Nebraska 68131**

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Table of Contents

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Burlington Northern Santa Fe Investment and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Burlington Northern Santa Fe Investment and Retirement Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Whitley Penn LLP

Fort Worth, Texas
June 25, 2010

WP Fort Worth: *1400 West 7th Street, Suite 400* | *Fort Worth, Texas 76102* | *main* 817.259.9100 | *fax* 817.259.9102
www.wpcpa.com Dallas: *5420 LBJ Freeway, Suite 1440* | *Dallas, Texas 75240* | *main* 214.393.9300 | *fax* 214.393.9301

A Member of

NEXIA
INTERNATIONAL

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

| | As of December 31, | |
	2009	2008
ASSETS		
Investments, at fair value:		
Investment in BNSF 401(k) Plans Master Trust (Note 4)	$ 1,073,798 *	$ 888,992 *
Participant loans	23,673	20,531
	1,097,471	909,523
Receivables		
Employer contributions receivable	3	-
Total assets	1,097,474	909,523
LIABILITIES		
Contributions owed to participants	-	521
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,097,474	909,002
Adjustment from fair value to contract value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts (Note 4)	(7,299)	3,189
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,090,175	$ 912,191

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2009
Additions to net assets:	
Investment income:	
Plan interest in BNSF 401(k) Plans Master Trust investment appreciation (Note 4)	$ 178,170
Interest income from participant loans	1,413
Total investment income	179,583
Contributions:	
Employer	21,130
Participant	43,174
Total contributions	64,304
Asset transfers from other plans, net	767
Total additions to net assets	244,654
Deductions from net assets:	
Benefit payments to participants	66,596
Administrative expenses	74
Total deductions from net assets	66,670
Net increase in net assets	177,984
Net assets available for benefits:	
Beginning of year	912,191
End of year	$ 1,090,175

The accompanying notes are an integral part of the financial statements.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Burlington Northern Santa Fe Investment and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible employees of Burlington Northern Santa Fe Corporation and certain affiliated companies (collectively BNSF) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented by BNSF's matching contributions, may be invested at the participant's direction in various investment funds.

On February 12, 2010, Burlington Northern Santa Fe Corporation, which was the sponsor of the Plan, merged with and into a wholly-owned, indirect subsidiary of Berkshire Hathaway Inc., which subsidiary is now named Burlington Northern Santa Fe, LLC. As a result, Burlington Northern Santa Fe, LLC became the sponsor of the Plan, as successor to Burlington Northern Santa Fe Corporation. See Note 8 - Subsequent Events for further information.

Administration

The Plan is administered by BNSF Vice President - Human Resources and Medical. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan's assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF's Employee Benefits Committee (the EBC) is responsible for appointing and removing the Trustee, specifying the investment options (if not otherwise mandated by the Plan) available under the Plan and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Non-Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Any salaried employee, except a non-resident alien, of BNSF who is not subject to a collective bargaining agreement, is eligible to participate in the Plan on the first of the month following 30 days of compensated service with BNSF.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of base salary, commissions and Incentive Compensation Plan bonuses. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2009, the limitation was $245 thousand.

The maximum limitation on total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of a participant's base salary, commissions and Incentive Compensation Plan bonus award with separate elections for each, not to exceed certain limits as described in the Plan document. All employee-elected contributions are made by means of regular payroll deductions.

BNSF matches 50% of the first 6% of employee-elected pre-tax contributions for each pay period. BNSF matching contributions are made in cash, as soon as practicable after the end of each pay period, within ERISA regulated limitations. BNSF may make an additional matching contribution of up to 30% of the first 6% of employee-elected before-tax contributions for each pay period depending on BNSF's performance.

During the 2009 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $22 thousand in before-tax contributions, which included a $5.5 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF's matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF's matching contributions exceed the lesser of $49 thousand or 100% of a participant's compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant's account is credited with the participant's elective contributions, BNSF's matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant's vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. The Plan offers a company stock fund (the Company Stock Fund), eighteen mutual funds and a stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant's account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement fund designed for investors planning to retire on a date closest to the participant's 65th birthday.

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

* The term "Vesting Service" is defined as the number of plan years in which the employee is compensated for at least 1,000 hours of work by BNSF, in any capacity.

Participant Loans

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 1.00%. Interest rates on loans outstanding as of December 31, 2009, range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant's account in the Plan, including vested BNSF matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 ½ to withdraw the participant's pre-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59 ½, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF.

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 ½ or retires. In the event of the death of a participant, the participant's account is distributed to his beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

Forfeited Accounts

The Plan provides for the forfeiture of nonvested BNSF matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):
- First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF;
- Second, to offset future BNSF matching contributions; and
- Finally, to pay administrative expenses of the Plan.

Forfeitures used were $89 thousand in 2009. At December 31, 2009 and 2008, unused forfeited balances totaled less than $1 thousand.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF matching contributions may be discontinued and participation by BNSF in the Plan may be terminated at any time at the election of BNSF. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee's account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

Notes to Financial Statements (Continued)

Voting Rights

During 2009, each participant was entitled to exercise voting rights attributable to the shares of BNSF's common stock allocated to the participant's account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Authoritative accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's financial statements.

Benefit Payments to Participants

Benefits are recorded when paid.

NOTE 3 – VALUATION

Various inputs are used to determine the fair value of the Plan's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices for identical assets or liabilities in active markets that BNSF has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Plan's investment in the Master Trust is stated at fair value. The fair value of the Plan's interest in the Master Trust is based on the specific interest that each Plan has in the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows: (1) Investments in registered investment companies are valued at the quoted net asset value of the respective investment company. Net asset value is considered a Level 1 input if redemptions at this value are available to all shareholders without restriction. (2) Individual assets of the synthetic guaranteed investment contract (GICs) are valued at representative quoted market prices which is considered a Level 2 input. The fair value of the wrap contract for the synthetic GIC is determined through the market value of the underlying assets plus or minus any adjustments estimated through a rebidding process which is also a Level 2 input. (3) The Company Stock Fund is valued using a quoted active market price which is considered a Level 1 input. (4) Participant loans are valued at its outstanding balance, which approximates fair value; however, there is not an active market so the outstanding balance is a Level 3 input. (5) The fair value of a traditional GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations which is considered a Level 2 input.

The following table summarizes the Plan's investments as of December 31, 2009, based on the valuation inputs (in thousands):

	Total as of December 31, 2009	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Registered investment companies	$ 551,284	$ 551,284	$ —	$ —
Synthetic GICs	262,114	—	262,114	—
Company Stock Fund	221,750	221,750	—	—
Cash and cash equivalents	33,930	33,930	—	—
Participant loans	23,673	—	—	23,673
Traditional GICs	4,720	—	4,720	—
Total	$ 1,097,471	$ 806,964	$ 266,834	$ 23,673

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009 (in thousands):

	Level 3 Inputs Participant Loans
Balance as of December 31, 2008	$ 20,531
Issuances, repayment and settlements, net	3,142
Balance as of December 31, 2009	$ 23,673

The following table summarizes the Plan's investments as of December 31, 2008, based on the valuation inputs (in thousands):

	Total as of December 31, 2008		Level 1 Inputs		Level 2 Inputs		Level 3 Inputs
Registered investment companies	$ 409,122	$	409,122	$	—	$	—
Synthetic GICs	250,663		—		250,663		—
Company Stock Fund	184,152		184,152		—		—
Traditional GICs	23,430		—		23,430		—
Money market funds	21,625		21,625		—		—
Participant loans	20,531		—		—		20,531
Total	$ 909,523	$	614,899	$	274,093	$	20,531

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008 (in thousands):

	Level 3 Inputs Participant Loans
Balance as of December 31, 2007	$ 19,174
Issuances, repayment and settlements, net	1,357
Balance as of December 31, 2008	$ 20,531

NOTE 4 – INVESTMENT IN MASTER TRUST

Except for Plan loans, all of the Plan's investments are in a Master Trust, which was established for the investment of assets of the Plan and of the Non-Salaried Plan of BNSF Railway. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2009 and 2008, the Plan's interest in the net assets of the Master Trust was approximately 42% and 43%, respectively. The following table presents the fair values of investments in the Master Trust (in thousands):

	As of December 31,			
		2009		2008
Investments, at fair value:				
Cash and cash equivalents	$	64,069	$	39,516
Registered investment companies		1,402,761		1,032,706
Company Stock Fund		573,859		471,224
Traditional GICs		8,912		42,814
Synthetic GICs		494,941		458,037
	$	2,544,542	$	2,044,297

The following investments in the Master Trust represent 5% or more of net assets available for benefits: Vanguard 500 Index Fund Investor Shares, Vanguard International Growth Fund Investor Shares, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, BNSF Fixed Fund and Company Stock Fund.

Investment income for the Master Trust was as follows (in thousands):

	Year Ended December 31, 2009	
Investment income:		
Net appreciation in fair value of registered investment companies	$	251,017
Interest and dividend income		48,780
Net appreciation in fair value, Company Stock Fund		136,978
Dividend income, Company Stock Fund		9,598
	$	446,373

One of the Master Trust's investments is a stable-value fund (fund), which invests in GICs, which are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. GICs are valued at fair value and, as required by authoritative accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the GIC as well as the adjustment from fair value to contract value.

The fund also invests in synthetic GICs. A synthetic GIC is a wrap contract typically paired with an underlying single or multiple high quality fixed income investment, fixed income mutual funds, or with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF or other BNSF events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for GICs and Synthetic GICs	2009	2008
Based on actual earnings	3.59%	3.98%
Based on interest rate credited to participants	3.43%	3.84%

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invested in the common stock of BNSF through the Company Stock Fund, which was also held in the Master Trust. The Master Trust recorded purchases of $22 million and sales of $41 million of BNSF common stock during the year ended December 31, 2009. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF. For the year ended December 31, 2009, BNSF paid $50 thousand in administrative expenses on behalf of the Plan.

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF by letter dated January 10, 2010, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. However, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants' salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. After-tax contributions are not subject to taxation upon withdrawal.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment. Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500. Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	As of December 31,	
	2009	2008
Net assets available for benefits from the financial statements	$ 1,090,175	$ 912,191
Participant loans reduced by current year deemed distributions	(202)	(144)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(627)	(738)
Adjustment from contract value to fair value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts	7,299	(3,189)
Net assets available for benefits from the Form 5500	$ 1,096,645	$ 908,120

NOTE 8 – SUBSEQUENT EVENTS

On February 12, 2010, Berkshire Hathaway Inc., a Delaware corporation (Berkshire), acquired 100% of the outstanding shares of Burlington Northern Santa Fe Corporation common stock that it did not already own. The acquisition was completed through the merger (the Merger) of Burlington Northern Santa Fe Corporation with and into R Acquisition Company, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Berkshire (Merger Sub), with Merger Sub continuing as the surviving entity. In connection with the Merger, Merger Sub changed its name to Burlington Northern Santa Fe, LLC and remains an indirect, wholly-owned subsidiary of Berkshire. As a result of the Merger and related Plan amendments, the Company Stock Fund which previously invested in Burlington Northern Santa Fe Corporation common stock, will primarily invest in publicly traded Class B common stock of Berkshire.

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

EIN 27-1754839

Attachment to Form 5500, Schedule H, Line 4i:
Plan # 002

(in thousands)

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$ 1,073,79
*	Participant loans	Interest rates of 4.25% - 10.50% with maturities from one year to fifteen years	23,67
	Total assets held for investment purposes		$ 1,097,47

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

**BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Northern Santa Fe Investment and
Retirement Plan

By: _____

Linda Longo-Kazanova
Vice President - Human Resources
and Medical

Date: June 25, 2010

BURLINGTON NORTHERN SANTA FE
INVESTMENT AND RETIREMENT PLAN

EXHIBITS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-164961 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 25, 2010, appearing in this Annual Report on Form 11-K of the Burlington Northern Santa Fe Investment and Retirement Plan for the year ended December 31, 2009.

Whitley Penn LLP

Fort Worth, Texas
June 25, 2010